ASSIGNMENT AND ASSUMPTION AGREEMENT

This ASSIGNMENT AND ASSUMPTION AGREEMENT is entered into as of March 1 2013 (this “Agreement”) by and between Santa Barbara Asset Management, LLC, a Delaware limited liability company (“Assignor”), and Nuveen Asset Management, LLC, a Delaware limited liability company (“Assignee”).

WHEREAS, Assignor and Assignee are both majority-owned subsidiaries of Nuveen Investments, Inc.; and

WHEREAS, Assignor desires to assign all of its rights, interests and obligations under certain contracts to which it is a party to Assignee as set forth herein, and Assignee wishes to assume such rights, interests and obligations.

NOW, THEREFORE, in consideration of the foregoing Recitals and the mutual agreements and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Assignment. Assignor hereby assigns and conveys to Assignee for the benefit of Assignee, its successors and assigns, all of Assignor’s right, title and interest in, to and under the contracts set forth on Annex A attached hereto (the “Assumed Contracts”), together with all rights, privileges and benefits appertaining thereto (collectively with the Assumed Contracts, the “Assigned Rights”).

2. Assumption. Assignee hereby accepts the assignment and conveyance of the Assigned Rights by Assignor pursuant to paragraph 1 above and does hereby assume, and undertake and agree to hereafter pay, perform and discharge in accordance with their terms any and all of the liabilities, obligations and commitments of Assignor relating to the Assigned Rights.

3. Benefit of the Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, shall confer on any person or entity other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, including any third party beneficiary rights.

4. Headings. The headings used in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

5. Governing Law. This Agreement shall be governed by and interpreted and construed in accordance with the substantive laws of the State of Delaware without regard to applicable choice of law provisions thereof.

6. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but both of which taken together shall constitute one and the same agreement, it being understood that all of the parties hereto need not sign the same counterpart. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or electronic mail shall be as effective as delivery of a manually executed counterpart of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Assignment and Assumption Agreement as of the date first above written.

ASSIGNOR:

SANTA BARBARA ASSET MANAGEMENT, LLC

By:	/s/ Gifford R. Zimmerman
Name:	Gifford R. Zimmerman
Title:	Vice President

ASSIGNEE:

NUVEEN ASSET MANAGEMENT, LLC

By:	/s/ Kathleen Prudhomme
Name:	Kathleen Prudhomme
Title:	Managing Director

Annex A

Assumed Contracts

The Assumed Contracts are the following:

1)	Sub-Advisory Agreements between Assignor and Nuveen Fund Advisors, LLC (formerly Nuveen Fund Advisors, Inc.) with respect to Nuveen Santa Barbara Global Growth Fund and Nuveen Santa Barbara International Growth Fund.

3